SCHEDULE 13G

Amendment No. 0
ISOFTSTONE HLDGS LTD
COMMON STOCK
Cusip #46489B926
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] 	  Rule 13d-1(b)
[ ] 	  Rule 13d-1(c)
[ ] 	  Rule 13d-1(d)
Cusip #46489B926
Item 1: 	   	Reporting Person - FIL Limited
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Bermuda
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	0
Item 8: 	   	0
Item 9: 	   	0
Item 11: 	   	0.000%
Item 12: 	   	FI
Cusip #46489B926
Item 1: 	   	Reporting Person - Pandanus Partners, L.P.
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	0
Item 8: 	   	0
Item 9: 	   	0
Item 11: 	   	0.000%
Item 12: 	   	PN
Cusip #46489B926
Item 1: 	   	Reporting Person - Pandanus Associates, Inc.
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	0
Item 8: 	   	0
Item 9: 	   	0
Item 11: 	   	0.000%
Item 12: 	   	CO

Item 1(a). 	    	Name of Issuer:

  	  	          	ISOFTSTONE HLDGS LTD

Item 1(b). 	    	Address of Issuer's Principal Executive Offices:

  	  	          	International Software Plaza Bldg 9
Zhongguancun Software Park No. 8 West Do
  	  	          	Beijing, 100193
  	  	          	China

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FIL Limited

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda,
HM19

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 COMMON STOCK

Item 2(e). 	     	 CUSIP Number:

  	   	               	 46489B926

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
or (c) and the
person filing, FIL Limited, is a non-U.S. institution in accordance
with Section 240.13d-1(b)(1)(ii)(J).   (Note:  See Exhibit A).


  	    	If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify type of institution: Parent holding company or control person.

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	0

  	  	     	(b)    Percent of Class: 	0.000%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote: 	0

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	0

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0



Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	If this statement is being filed to report the fact that as
of the date hereof,the reporting person has ceased to be the beneficial owner of any of the class of securities, check the following (X).  (Note:
See Exhibit A).

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	    	     	Not applicable.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certifications.



In as much as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	September 9, 2014
  	Date

  	/s/ Scott C. Goebel
  	Signature

  	Scott C. Goebel
  	 Duly authorized under Power of Attorney effective as of May 5, 2014, by and on behalf of FIL Limited and its direct and indirect subsidiaries*

* This power of attorney is incorporated herein by reference to Exhibit B to the Schedule 13G filed by FIL Limited on June 10, 2014, accession number: 0000318989-000096.

Exhibit A

                On August 29, 2014, iSoftStone Holdings Limited
(the "Issuer") announced the completion of a merger of the Issuer with New iSoftStone Acquisition Limited. At the effective time of the merger, each ordinary share of the Issuer (including ordinary shares represented by American depository shares) that was issued and outstanding immediately prior to the effective time of the merger (subject to certain exceptions) was cancelled and ceased to exist, in exchange for the right to receive a cash payment without interest. As a result of the merger, all of the shares beneficially owned by the Reporting Persons prior to the effective time of the merger were cancelled and the Reporting Persons no longer beneficially own any shares of the Issuer.

		Pandanus Partners, L.P. ("Pandanus") owns shares of FIL Limited ("FIL") voting stock. While the percentage of total voting power represented by these shares of FIL voting stock may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 50% of the total votes which may be cast by all holders of FIL voting stock. Pandanus Associates, Inc. ("PAI") acts as general partner of Pandanus. Pandanus is owned by trusts for the benefit of members of the family of Edward C. Johnson 3d but disclaims that any such member is a beneficial owner of the securities reported on this Schedule 13G.



                This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FIL, certain of its subsidiaries and affiliates, and other companies (collectively, the "FIL Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FIL Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).


RULE 13d-1(k)(1) AGREEMENT


                The undersigned persons, on September 9, 2014, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the COMMON STOCK of ISOFTSTONE HLDGS LTD at August 29, 2014.


  	FIL Limited

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of May 5, 2014, by and on behalf of FIL Limited and its direct and indirect subsidiaries*

  	Pandanus Partners, L.P.

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of May 2, 2014, by Pandanus Associates, Inc. on behalf of Pandanus Partners, L.P.*

  	Pandanus Associates, Inc.

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of May 2, 2014, by and on behalf of Pandanus Associates, Inc.*

        * This power of attorney is incorporated herein by reference to Exhibit B to the Schedule 13G filed by FIL Limited on June 10, 2014, accession number: 0000318989-000096.



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